Form of	Exhibit (g)(7)
LETTER AGREEMENT
July 31, 2012
State Street Bank and Trust Company
Global Investor Services Group
2 Avenue de Lafayette LCC2S
Boston, Massachusetts 02111
To Whom It May Concern:
Please be advised that Janus Aspen Series (the “Trust”) has established Janus Aspen INTECH U.S. Low Volatility Portfolio as a new series of the Trust, effective on or about September 6, 2012. Pursuant to the existing Amended and Restated Custodian Contract between the Trust and State Street Bank and Trust Company (“State Street”), the Trust requests confirmation that State Street will act as custodian for the new series under the terms of the contract.
Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one copy to the Trust and retaining one copy for your records.
JANUS ASPEN SERIES

By:

Stephanie Grauerholz-Lofton,
Vice President and Secretary

STATE STREET BANK AND TRUST COMPANY

By:

Agreed to this ______ day of ____________ 2012